Bgin Blockchain Ltd

February 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Sonia Bednarowski Sandra Hunter Berkheimer Kate Tillan Mark Brunhofer

Re:	Bgin Blockchain Ltd Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted on December 11, 2023 CIK No. 0001945565

Ladies and Gentlemen:

Bgin Blockchain Ltd (the “Company,” “we,” “us,” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 17, 2024 regarding the above-referenced confidential Amendment No. 4 to the Draft Registration Statement on Form F-1 submitted by the Company on December 11, 2023. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 5 to the Draft Registration Statement on Form F-1 (“Amendment No. 5 to the Draft Registration Statement”) is being submitted confidentially by the Company to accompany this response letter.

Amendment No. 4 to Draft Registration Statement on Form F-1

Cover Page

1. Refer to your response to comment 2. Please revise your disclosure here and throughout regarding the high degree of autonomy in Hong Kong and similar disclosure to clarify that the Chinese government may intervene or influence your operations at any time. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: In response to the Staff’s comment, we revise our disclosure on the cover page and pages 7, 11, 34 and 125 of Amendment No. 5 to the Draft Registration Statement to remove our disclosure regarding the high degree of autonomy in Hong Kong and clarify that the Chinese government may intervene or influence our operations at any time.

Prospectus Summary

Agreements with Our Affiliated Entities in the PRC, page 3

2. Please tell us why you changed your disclosure that previously indicated that Mr. Wu controlled Shenzhen Bgin to now indicate that Mr. Shao controlled that entity. In your response tell us whether Mr. Wu recently sold or otherwise conveyed his equity interests to Mr. Shao. If so, tell us:

●	The date of that transaction;
●	Why the transaction took place; and
●	Whether the fair value of consideration conveyed by Mr. Shao represented the fair value of the equity interests he acquired and, if not, your consideration of the guidance in SAB 5T.

Response: We respectfully advise the Staff that Mr. Qingfeng Wu transferred his equity interests in Shenzhen Bgin to Mr. Qi Shao on March 16, 2023. We were advised by Mr. Qingfeng Wu that the reason this transaction took place was that as the Chief Executive Officer of our Company, Mr. Qingfeng Wu would like to fully devote his time and efforts into managing and overseeing the overall operations of our Company, and therefore decided to sell off his interests in Shenzhen Bgin.

Mr. Qingfeng Wu transferred his equity interests in Shenzhen Bgin to Mr. Qi Shao for a nominal consideration of RMB1 (approximately US$0.14), which was determined based on a negative valuation of Shenzhen Bgin based on asset-based approach to valuation.

We believe that SAB 5T does not apply to this transaction because we do not hold any equity interests in Shenzhen Bgin.

Our Crypto Asset Custody Policies and Procedures, page 5

3. Refer to your response to comment 3. We note your revised disclosure that “[f]rom January 1, 2023 to date, the payment platform[s] [you] used to exchange Tethers [you] held into fiat currency include OTT Pay HK, WindPayer and Pyvio. Please revise to provide a brief description regarding these payment platforms, including where they are located, how you use them to exchange Tethers for fiat currency, the fiat currencies you receive for the Tethers and any risks related to the use of the payment platforms.

Response: We respectfully advise the Staff that our previously disclosure that we use payment platforms to exchange Tethers into fiat currency were not entirely accurate. In response to the Staff’s comment, we revised our disclosure on pages 5 and 6 of Amendment No. 5 to the Draft Registration Statement to (i) clarify that we use these payment platforms to store the fiat currency we received from exchanging Tethers, (ii) provide a brief description regarding the crypto exchanges that we use to exchange Tethers into fiat currency, how we use them to exchange Tethers for fiat currency, and the fiat currencies we received for the Tethers, and (iii) also describe the payment platforms we use, including where they are located, and the risks related to the use of the payment platforms. We also included a risk factor on page 37 of Amendment No. 5 to the Draft Registration Statement under the title “We use payment platforms to store a portion of our cash. Such practice could expose us to substantial risks.”

4. Refer to your response to comment 3. Your disclosure on page 5 that “[a]s of June 30, 2023 and December 31, 2022 and 2021, [you] held 45%, 97% and 16% of [y]our cash in the U.S.” is inconsistent with your disclosure on page 36 that “[a]s of June 30, 2023 and December 31, 2022 and 2021, [you] held 16%, 97% and 45% of [y]our cash in the U.S.” Please revise for consistency and clarity. Also please disclose the jurisdictions in which you hold your cash and address any related risks.

Response: In response to the Staff’s comment, we revised our disclosure on page 39 of Amendment No. 5 to the Draft Registration Statement to clarify that as of June 30, 2023 and December 31, 2022 and 2021, we held 45%, 97% and 16% of our cash in the U.S. We revised our disclosure on page 6 of Amendment No. 5 to the Draft Registration Statement to disclose that other than the cash in the U.S., we hold our remaining cash in Hong Kong and included a cross reference to the risk factor discussing the risks relating to holding cash in Mainland China and Hong Kong under the title “The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China and limit our ability to transfer cash both into and outside of China, including Hong Kong, and otherwise result in material adverse change in our operations and the value of our Class A ordinary shares.”

5. Refer to your response to comment 4. Please revise to disclose the largest USDT balance held during each period of the financial statements included in your registration statement.

Response: We note the Staff’s comment, and respectfully advise the Staff that our cold wallets do not have the function of recording historical daily USDT balance and only show the real-time account balances, and we did not record or have access to the largest USDT balance held during the six months ended June 30, 2023 and the fiscal years ended 2022 and 2021 at this time. We recorded our USDT balance as of December 31, 2021 and 2022 and June 30, 2023, and we revised our disclosure on page 5 of Amendment No. 5 to the Draft Registration Statement to disclose the USDT balance as of each period end.

6. Refer to your response to comment 6. We note your revised disclosure on page 33 that you “use Binance.com as one of the primary exchanges through which [you] exchange cryptocurrencies mined into Tethers, and Tether into fiat currency.” We also note your disclosure here that some of your crypto assets are stored in hot wallets maintained by crypto asset exchanges. Please revise to disclose whether you store crypto assets with Binance.com, and, if so, the percentage and value of your crypto assets stored on Binance.com. In addition, please update your disclosure on page 35 to discuss Binance’s recent settlement and plea deals with the Department of Justice.

Response: In response to the Staff’s comment, we revised our disclosure on page 7 of Amendment No. 5 to the Draft Registration Statement to disclose that we store crypto assets with Binance.com and the percentage and value of our crypto assets stored on Binance.com. Additionally, we updated our disclosure on page 38 of Amendment No. 5 to discuss Binance’s recent settlement and plea deals with the Department of Justice.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Six Months Ended June 30, 2023 and 2022

Revenue -- sales of mining machines, page 84

7. Please revise the “cost of services” caption in your table and throughout your filing to remove reference to services as your mining machine sales represent the sale of products.

Response: In response to the Staff’s comment, we revised our disclosure on page 87 and throughout the Amendment No. 5 to the Draft Registration Statement to revise the “cost of services” caption in the table to “cost of sales.”

Industry

Overview of Global Alternative Cryptocurrency Mining Market

Market Capitalization of Selected Alternative Cryptocurrencies, page 94

8. Refer to your response to comment 11. Please revise your disclosure on page 93 to include the CAGR of the selected alternative cryptocurrencies from December 31, 2019 to December 31, 2020, from December 31, 2020 to December 31, 2021 and December 31, 2021 to December 31, 2022.

Response: In response to the Staff’s comment, we revised our disclosure on pages 97 and 98 of Amendment No. 5 to the Draft Registration Statement to include CAGR of the selected alternative cryptocurrencies from December 31, 2019 to December 31, 2020, from December 31, 2020 to December 31, 2021 and December 31, 2021 to December 31, 2022.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Reorganization, page F-7

9. We acknowledge your response to comment 13. Please note that we are continuing to consider your response.

Response: We respectfully note the Staff’s comment.

Revenue recognition, page F-9

10. We note you started generating revenue from offering a mining pool and recruiting pool participants through the mining pool in September 2023 as disclosed on pages 38, 108 and elsewhere. Please tell us about the significant terms of your mining pool agreements and how you plan to account for those agreements. Provide us a copy of your contract. In your response specifically address each of the steps in ASC 606-10-05-4 and reference the specific provisions of ASC Topic 606 you rely upon to support your intended accounting

Response: We respectfully advise the Staff that the significant terms of our mining pool agreements are as follows:

Miners connect to our mining pool, www.humpool.com. Our website contains the key terms and conditions including the mining pool’s services and miner’s obligations. Please refer to Appendix I for a copy of the Terms and Conditions of our mining pool.

We charge the miners a fixed percentage of service fees measured with reference to the rewards earned at each payout. Currently, for KAS coins, the rate is set at 1% of the rewards earned, which will be reduced to 0.75% if a miner contributes mining power to the pool on a hash rate at an average of 1.5PH/s for a continuous 30-day period. For each of IRON, RXD and KLS coins, the fees are calculated at a rate of 0.9%, with a promotional rate of 0.45% for rewards earned before the end of February 2024. The service fees are automatically deducted from the miners once crypto asset rewards are distributed to their accounts.

We respectfully advise the Staff that below is our analysis in accordance with ASC 606-10-05-4:

●	Step 1 – Identify the contract

The miner needs to register an account on our mining pool website and needs to read and accept the terms and conditions upon registration. The miner understands our mining pool only provides pooling services and charges a service fee. As such, there is a contract between the miner and us.

●	Step 2 – identify the performance obligation

There is one integrated performance obligation, which is provision of mining pool integrated services. These include pool access, account maintenance, wallet linkage and transfer of crypto awards to miner’s external wallet accounts. These integrated services are services that meet the series criteria as they are all satisfied over the same timeframe. Therefore, they are treated as one performance obligation.

●	Step 3 – Determine the transaction price

Transaction price is stated on the mining pool website and clearly communicated to the miner and a fixed fee is charged.

●	Step 4 – Allocate the transaction price to the performance obligations in the contract

As discussed above, there is one performance obligation. As such, no allocation is required.

●	Step 5 – Recognize revenue when the entity satisfied the performance obligation

Revenue is recognized at the point in time when a crypto reward is earned by a miner, service fee is automatically deducted from the miner and then the crypto reward is transferred to the miner’s external wallet addressed that is linked to the mining pool. All these steps occur in a very short period of time (almost simultaneously). Once the reward is transferred to the miner, our mining pool services associated with the crypto asset mined by the miner is considered complete.

11. We acknowledge your response to comment 14. Please note that we are continuing to consider your response and may have further comments. In the meantime, please address the following:

●	We note insignificant revenues earned during the first six months of 2023 for newly mined RXD tokens. Tell us whether you expect revenues for this cryptocurrency to become material in the near future.
●	Tell us more about the mechanics of how tokens are mined on the blockchains listed below. Explain how you obtain nodes on each blockchain, what algorithm is used and how trial and error hashes are conducted on each blockchain, and how the miner that solves for the next block is chosen by each blockchain. Provide this information for each of the following cryptocurrency tokens:
o	TON

o	NIM
o	TRB
o	KAS
o	IRON
o	RXD (to the extent you believe RXD revenue will become material in the near future).
●	Explain further why you believe no contracts exist between you and the individual blockchain networks and transacting parties on the blockchains. In this regard, tell us your consideration of the guidance in ASC 606-10-25-1a and 25-2 that includes the concept that contracts may result from customary business practices that create enforceable rights and obligations. Explain whether solving for and writing the next block to a blockchain creates the requisite enforceable rights and obligations and represents contract inception.
●	Tell us why you consider the provision of “computing power” to the blockchains as your only activity for the blockchains and your consideration for revising your disclosure to refer solely to “cryptocurrency transaction verification services.” In this regard, based on your revised disclosure, we note that the blockchain does not specifically request you to perform the mining activities and we also note that the blockchain is indifferent to the amount of hash computations you perform and only requires a single hash that solves for the next block.

Response:

● We note insignificant revenues earned during the first six months of 2023 for newly mined RXD tokens. Tell us whether you expect revenues for this cryptocurrency to become material in the near future.

We respectfully advise the Staff that, assuming the current market conditions surrounding the mining of RXD do not materially change for the near future, we do not expect to generate material revenues from mining RXD tokens. However, we do not rule out the possibility of choosing to mine a material amount of RXD tokens in the event that the market conditions change in such a way that significantly increases the profitability of mining RXD tokens.

● Tell us more about the mechanics of how tokens are mined on the blockchains listed below. Explain how you obtain nodes on each blockchain, what algorithm is used and how trial and error hashes are conducted on each blockchain, and how the miner that solves for the next block is chosen by each blockchain. Provide this information for each of the following cryptocurrency tokens:

We respectfully advise the Staff that our responses are as follows:

TON

How we obtain nodes: We obtain nodes from https://ton.org/docs/develop/archive/pow-givers and set up by first visiting https://raw.githubusercontent.com/igroman787/mytonctrl/master/scripts/install.sh, and then by completing installation. This command can deploy the node to the corresponding node server.

Algorithm used: SHA-256

How Proof-of-Work is attempted: When submitting mining information, nodes verify whether the corresponding result meets the current task requirements. If the verification fails, the result will not be broadcasted to other nodes. It will only be broadcasted to other nodes as a successfully mined block when the verification passes.

How each blockchain selects to solve for the next block: Every 100 milliseconds, mining tasks are obtained by using the get-block-template interface.

NIM

How we obtain nodes: We obtain nodes from https://github.com/nimiq/core-js and mining pool codes from https://github.com/nimiq/mining-pool and set up by downloading the mining pool code and executing the following commands for installation:

“apt-get update

apt-get install mysql-server

apt-get install build-essential libsodium-dev npm libboost-all-dev npm install n -g

n 8.10.0

apt-get install -y git build-essential

npm install -g yarn

yarn global add gulp

yarn.”

We then complete the mining pool node synchronization by executed the comment “node index.js --config=server.conf”, which can deploy the node to the corresponding node server.

Algorithm used: Argon2d

How Proof-of-Work is attempted: We modify the mining pool code to include “this._pool.consensus.blockchain.pushBlock(block).” When submitting mining information, nodes verify whether the corresponding result meets the current task requirements. If the verification fails, the result will not be broadcasted to other nodes. It will only be broadcasted to other nodes as a successfully mined block when the verification passes.

How each blockchain selects to solve for the next block: Mining pool nodes will actively update.

TRB

Node code: TRB mines using contract code created through an ETH node.

Contract address: 0x88df592f8eb5d7bd38bfef7deb0fbc02cf3778a0

Contract code: https://github.com/tellor-io/TellorCore.git

Algorithm used: Tellor

How Proof-of-Work is attempted: When submitting mining information, nodes will verify whether the corresponding result meets the current task requirements. If the verification fails, the result will not be broadcasted to other nodes. It will only be broadcasted to other nodes as a successfully mined block when the verification passes.

KAS

How we obtain nodes: We obtain nodes from https://github.com/kaspanet/kaspad and set up nodes by downloading the binary version from https://github.com/kaspanet/kaspad/releases/download/v0.12.15/kaspad-v0.12.15-linux.zip and using the command “./kaspad –utxoindex” to set up the node. This command can deploy the node to the corresponding node server.

Algorithm used: kHeavyHash

How Proof-of-Work is attempted: We attempt Proof-of-Work by using the “./kaspactl SubmitBlock” interface to submit block information. Nodes will verify whether the corresponding result meets the current task requirements. If the verification fails, the result will not be broadcasted to other nodes. It will only be broadcasted to other nodes as a successfully mined block when the verification passes.

How each blockchain selects to solve for the next block: Every 100 milliseconds, blockchain checks for new tasks by accessing the GetBlockTemplate interface on the node.

IRON

How we obtain nodes: We obtain nodes from https://github.com/iron-fish/ironfish.git and set up nodes by (1) installing Node.js version 18.15.0, (2) installing Rust, (3) executing the following steps,

“npm install --global yarn

yarn install # Initialize code

yarn build # Compile code”

and (4) starting the node through “yarn ironfish start # Start the node.” This command can deploy the node to the corresponding node server.

Algorithm used: Blake3

How Proof-of-Work is attempted: We attempt Proof-of-Work by starting the open-source mining pool code with:

“javascript

const result = await this.rpc.miner.submitBlock(blockTemplate)”

When submitting mining information, nodes will verify whether the corresponding result meets the current task requirements. If the verification fails, the result will not be broadcasted to other nodes. It will only be broadcasted to other nodes as a successfully mined block when the verification passes.

How each blockchain selects to solve for the next block: We check for new tasks through the interface “this.rpc.miner.blockTemplateStream().contentStream().”

RXD

How we obtain nodes: We obtain nodes from https://github.com/RadiantBlockchain/radiant-node.git and compile the node according to the official documentation available at https://github.com/RadiantBlockchain/radiant-node/blob/master/doc/build-unix.md. We set up the nodes through deploying the command “./radiant.” This command can deploy the node to the corresponding node server.

Algorithm used: Sha512256D

How Proof-of-Work is attempted: Submitting Proof-of-Work through the rpc interface submitblock. When submitting mining information, nodes will verify whether the corresponding result meets the current task requirements. If the verification fails, the result will not be broadcasted to other nodes. It will only be broadcasted to other nodes as a successfully mined block when the verification passes.

How each blockchain selects to solve for the next block: Blockchain checks for new tasks every 100 milliseconds through the getblocktemplate interface.

We respectfully advise the Staff that we do not believe the revenue from mining RXD will be material in the future.

● Explain further why you believe no contracts exist between you and the individual blockchain networks and transacting parties on the blockchains. In this regard, tell us your consideration of the guidance in ASC 606-10-25-1a and 25-2 that includes the concept that contracts may result from customary business practices that create enforceable rights and obligations. Explain whether solving for and writing the next block to a blockchain creates the requisite enforceable rights and obligations and represents contract inception.

We respectfully advise the Staff that our explanations are as follows:

There are large number of miners connected to the platforms. A blockchain platform will not know which miner has established a customary business practice with the blockchain. Certain miners may be successful and some may not in winning a crypto asset. The miner can disconnect anytime from the platform but the cryptocurrency transaction verification services on the blockchain platform will continue. The blockchain is indifferent to which miner to provide such services.

As explained in our responses to the previous comment letter, the Company cannot reasonably estimate that it is probable that it will collect substantially all of the consideration to which it will be entitled in exchange for the cryptocurrency transaction verification services that it provides to the blockchain pursuant to ASC 606-10-25-1e. It is only at the time it is successfully awarded and collects the crypto asset, the ASC 606-10-25-1e collection criterion is considered satisfied. The ASC 606-10-25-1 contract guidance requires all the five criteria, ASC 606-10-25-1a to e, must be met to support the existence of a contract.

Therefore, it is the Company’s conclusion that a customary practice does not exist. In addition, there is not a contract relationship between the Company and the blockchain pursuant all five criteria under ASC 606-10-25-1.

● Tell us why you consider the provision of “computing power” to the blockchains as your only activity for the blockchains and your consideration for revising your disclosure to refer solely to “cryptocurrency transaction verification services.” In this regard, based on your revised disclosure, we note that the blockchain does not specifically request you to perform the mining activities and we also note that the blockchain is indifferent to the amount of hash computations you perform and only requires a single hash that solves for the next block.

We respectfully advise the Staff that we have revised our disclosure to refer solely to “cryptocurrency transaction verification services.”

Cryptocurrencies, page F-10

12. We acknowledge the changes to the disclosure in response to comment 16. Please revise to clarify, if true, that you compare the carrying value of each cryptocurrency to its subsequent market price on a daily basis and when the carrying value of the cryptocurrency is higher than the daily lowest market price on a certain date, the cryptocurrency is deemed impaired and its carrying value is impaired to the lowest market price on that date. In this regard, we note that your revised disclosure refers to the cost of your cryptocurrency and not the carrying value.

Response: We respectfully advise the Staff that we have revised the wording of the disclosure to carrying value.

Restatements, page F-12

13. We acknowledge your response to comment 17. Tell us where you provided the referenced explanations for adjustments to income taxes and foreign currency translation adjustments or revise your disclosure to provide them.

Response: We respectfully advise the Staff that the referenced explanations for adjustments to income taxes and foreign currency transaction adjustments were included on page F-12 of Amendment No. 5 to the Draft Registration Statement, as the second to last and third to last sentences under the note titled “Restatements.”

Note 5. Cryptocurrencies, page F-18

14. We acknowledge your response to comment 18. Please address the following:

●	Revise the sale/exchange of cryptocurrencies line item in your rollforward of cryptocurrency balances to clarify that this is the carrying value related to your sales and exchanges.
●	Provide us a reconciliation of the sale/exchange of cryptocurrencies line item for each of the periods in your rollforward. In this regard, we note from the third bullet of your response that the proceeds on cryptocurrency sales from your cash flow statements less your realized gains on sale does not equal the sale/exchange of cryptocurrencies line item in this rollforward.

This comment applies to this annual rollforward and the interim rollforward on page F-35.

Response: We respectfully advise the Staff that we have revised the sale/exchange of cryptocurrencies line item in our rollforward of cryptocurrency balances to clarify that this is the carrying value related to our sales and exchanges, and provided a reconciliation of the sale/exchange of cryptocurrencies line item for each of the periods in our rollfoward.

Notes to Condensed Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue recognition, page F-30

15. Please revise your sale of mining machines revenue recognition policy to disclosure your accounting for deferred revenue as indicated in your disclosure in Note 6 on page F-35.

Response: We respectfully advise the Staff that we added a deferred revenue policy in the sale of mining machines revenue recognition policy.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Pengju Wang
Pengju Wang
Co-Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

Appendix I

Mining Pool Terms and Conditions

Preamble

Welcome to HumPool! These Terms and Conditions (“Terms”) outline the rules and regulations that govern your access to and use of HumPool’s mining pool services. Your engagement with our services implies your acceptance of and compliance with these Terms. Before proceeding, we encourage you to carefully review and understand the conditions outlined herein. HUMPOOL RESERVES THE RIGHT TO MAKE AMENDMENTS OR ADJUSTMENTS TO THESE TERMS AS DEEMED NECESSARY. ANY SUCH MODIFICATIONS WILL BE PUBLISHED ON OUR PLATFORM, AND YOUR CONTINUED USE OF THE SERVICES CONSTITUTES YOUR ACKNOWLEDGMENT AND AGREEMENT TO THE REVISED TERMS.

Should you disagree with any part of these Terms, we kindly request you to refrain from using HumPool services. These Terms, along with any additional policies referenced herein, shape the parameters of your interaction with HumPool as you engage with our services on the website or application.

1. Account Registration and Management

1.1 Eligibility and Age Requirement: By initiating the account registration process or utilizing HumPool’s mining pool services, you affirm that you are at least 18 years old or recognized as an adult in your country of residence. If registering on behalf of an entity, the authorized representative must also meet the age requirement and have the legal capacity to bind the entity to these Terms. Failure to meet these criteria may result in the suspension or permanent termination of your account, with associated liabilities.

1.2 Registration Obligations: You are obligated to provide accurate, current, and complete information during the registration process. HumPool reserves the right to suspend or terminate accounts containing inaccurate, incomplete, or outdated information, with any resulting losses or consequences falling on you.

1.3 User Information: Following registration, you must adhere to all legal requirements when providing and updating your information. Any suspicion of inaccuracies, inauthenticity, or incompleteness may lead to inquiries, requests for amendments, or direct deletion of information by HumPool. HumPool disclaims any responsibility for resulting losses, and you agree to bear such losses and consequences.

1.4 Contact Information: It is your responsibility to maintain and update contact information, including but not limited to email addresses and phone numbers, to facilitate efficient communication. Failure to do so, leading to communication difficulties and subsequent losses, is your sole responsibility.

1.5 Security: Safeguarding the confidentiality of your HumPool account credentials is your responsibility. This includes username and password. You must promptly inform HumPool if unauthorized use of your account is detected.

1.6 Rights of HumPool: HumPool reserves the right to take necessary measures, including account suspension or termination, and may seek compensation for any breaches of security or failure to comply with registration obligations.

2. Services

2.1 Cryptocurrency Mining Pool Access: HumPool, along with its affiliates, provides users with access to cryptocurrency mining pool services.

2.2 Functions: HumPool offers various functions accessible through its platform, including but not limited to:

2.2.1 Registration. Users can register mining accounts through the provided registration function. The information provided during registration must comply with the standards outlined in Section 1.2. HumPool reserves the right to suspend or terminate accounts that violate these standards.

2.2.2 Login Mode Mining. HumPool facilitates mining activities through a secure login mode. Users are responsible for ensuring the security of their login credentials. Unauthorized use must be reported promptly to HumPool.

2.2.3 Business Functions for Miner Management. Users can access and utilize business functions designed for efficient miner management within the platform.

2.2.4 Mining Computing Power Monitoring. HumPool provides tools for monitoring mining computing power, enabling users to track and optimize their mining operations.

2.2.5 Google Two Factor Authentication. To enhance security, HumPool offers the Google Two Factor Authentication feature. Users are encouraged to enable this feature for an added layer of protection.

2.2.6 Wallet Address Binding/Modification. Users have the ability to bind their wallet addresses to their accounts or modify them as necessary. It is the user’s responsibility to ensure the accuracy of the wallet information associated with their account.

2.2.7 Modification of Minimum Payment Amount. HumPool allows users to adjust the minimum payment amount based on their preferences or operational needs.

2.2.8 Message Push Notifications. Users may opt to receive push notifications through the HumPool mobile application to stay informed about platform updates, account activities, and other relevant information.

2.2.9 Mining Income Settlement. HumPool provides a function for the settlement of mining income. Users can access this feature to manage and track their earnings.

2.3 Service Modification and Interruption:

HumPool reserves the right to modify, suspend, or terminate any of the provided services without prior notice. Such actions may be taken at HumPool’s sole discretion, and users acknowledge that HumPool will not be liable for any resulting losses.

3. User’s Obligations, Representations and Warranties

3.1 Legal Compliance: Users agree to comply with all applicable laws and regulations related to cryptocurrency mining activities in their country or region. It is the user’s responsibility to stay informed about and adhere to the legal requirements governing their use of HumPool’s services.

3.2 Accurate Information: Users must provide accurate, truthful, and complete information during the registration process and ensure that it remains up-to-date. HumPool reserves the right to suspend or terminate accounts with inaccurate or incomplete information.

3.3 Security Responsibility: Users are solely responsible for maintaining the confidentiality of their account credentials, including but not limited to passwords and any two-factor authentication methods. Any unauthorized use of the account should be promptly reported to HumPool.

3.4 Responsible Mining: Users agree to use HumPool’s mining services responsibly and not engage in any illegal activities, including but not limited to fraud, money laundering, illegal gambling operations, financing terrorist organizations, or malicious hacking.

3.5 Age Requirement: Individual users and representatives of entities must be at least 18 years old or recognized as adults in their respective jurisdictions to use HumPool’s services.

3.6 Notification of Security Issues: Users are obligated to promptly inform HumPool of any security vulnerabilities or unauthorized use of their accounts to mitigate potential risks and protect the integrity of the platform.

3.7 Prohibited Activities: Users shall not register multiple accounts for malicious purposes, including but not limited to profit-making, speculation, cashing out, or obtaining awards through deceptive means. Additionally, users are prohibited from using HumPool as a platform for any form of illegal activities or unauthorized commercial endeavors.

3.8 Compliance with Platform Rules: Users agree to adhere to HumPool’s rules, regulations, and guidelines governing the use of its platform. Violation of these rules may result in account suspension or termination.

3.9 Third-Party Claims: Users acknowledge that they are solely responsible for any third-party claims arising from their actions or use of HumPool’s services. In the event of a violation of laws or regulations, users agree to indemnify HumPool for any resulting losses or expenses.

3.10 Cooperation with Investigations: Users agree to cooperate with HumPool in investigations related to suspected breaches of these terms or legal regulations. Failure to cooperate may result in appropriate actions, including account suspension or termination.

3.11 Financial Responsibility: Users acknowledge and agree that they are solely responsible for any taxes, fees, or costs, including but not limited to taxable income from mining activities, hardware, software, and service fees associated with their use of HumPool’s services. HumPool shall not be liable for any financial obligations incurred by users in connection with their use of the platform. Users are advised to seek professional advice regarding the tax implications of their mining activities.

4. Termination of Services

4.1 User Termination: HumPool acknowledges the user’s right to terminate their account at any time. Upon choosing to terminate, users remain obligated to fulfill any pending transactions and are responsible for costs incurred before account closure.

4.2 HumPool Termination: HumPool retains the discretion to terminate or suspend services to users with or without prior notice for various reasons, including but not limited to:

(a) Violation of Terms: Users found in violation of these Terms and Conditions, national laws, or regulations.

(b) Security Concerns: In cases where user activities pose security risks or for other necessary security reasons.

(c) Legal Compliance: Upon lawful requests or requirements from relevant authorities, or to comply with applicable laws and regulations.

(d) Unacceptable Risks: If users present unacceptable fraud risks, administrative risks, or provide false, incomplete, inaccurate, or misleading information.

4.3 User Cooperation: Users are obligated to cooperate with HumPool during and after termination, providing necessary information to address any ongoing transactions or legal matters. HumPool will not be liable for any losses resulting from termination.

4.4 Freeze of Accounts: For security reasons or upon HumPool’s judgment of potential risks to user accounts or internal cryptocurrencies, HumPool reserves the right to temporarily freeze all or part of an account. Users requesting account thawing must cooperate with HumPool’s identity verification process.

4.5 CONSEQUENCES OF TERMINATION: UPON TERMINATION, USERS UNDERSTAND AND AGREE THAT HUMPOOL IS NOT LIABLE FOR ANY LOSSES INCURRED, AND HUMPOOL MAY TAKE NECESSARY ACTIONS TO PUBLICIZE ALLEGED VIOLATIONS OR BREACHES.

4.6 LIABILITIES FOR BREACH OF TERMS: IN THE EVENT THAT ANY USER’S ACTIONS OR BEHAVIOR GIVE RISE TO SUSPICION OF A BREACH OF THESE TERMS AND CONDITIONS AND RESULT IN DAMAGE TO ANY THIRD PARTY, THE USER SHALL BEAR FULL LEGAL RESPONSIBILITY INDEPENDENTLY. THE USER AGREES TO INDEMNIFY AND HOLD HumPool HARMLESS FROM ANY LOSSES OR INCREASED COSTS INCURRED AS A RESULT OF SUCH BEHAVIOR, ENSURING THAT HUMPOOL IS ADEQUATELY PROTECTED AGAINST ANY ADVERSE CONSEQUENCES.

4.7 Restricted Jurisdictions: HumPool restricts the provision of services to individuals or entities in specific jurisdictions, including but not limited to Burundi, Central African Republic, mainland China, Congo, Cuba, Iraq, Iran, North Korea, Lebanon, Libya, Sudan, Somalia, South Sudan, Syria, Yemen, and Zimbabwe. By accessing and using HumPool Services, you confirm and warrant that you are not located in, established in, or a resident of any of the aforementioned countries. HumPool reserves the right to limit or deny services in certain countries at its discretion. If HumPool, at its sole discretion, determines that users are residents of the indicated countries, HumPool may freeze or terminate their accounts.

5. Account Security

5.1 Account Security: Users are solely responsible for maintaining the confidentiality and security of their HumPool accounts, including login credentials, passwords, and any additional authentication methods. Any unauthorized use or suspicious activities must be promptly reported to HumPool.

5.2 Security Measures: HumPool employs reasonable security measures to protect user information. Users are encouraged to adopt additional security measures, such as enabling two-factor authentication, to enhance the security of their accounts.

5.3 Account Freeze: HumPool reserves the right to freeze all or part of an account under a user’s name for security reasons or as deemed necessary to protect user accounts and internal cryptocurrencies. Users applying for the unfreezing of their account may be subject to discrete consideration, and HumPool retains the right to determine whether and to what extent the unfreezing is allowed based on the reasons for the initial freeze.

6. Privacy Policy

6.1 Applicability: The HumPool Privacy Policy, accessible through our website/application, outlines the terms governing the collection, storage, disclosure, and use of user information. By using our services, users agree to abide by the terms of the privacy policy.

6.2 User Information: User information, as referred to in these terms, includes but is not limited to:

6.2.1 Personal information provided during account registration;

6.2.2 Automatically received and recorded browser or mobile client data when using HumPool’s service, participating in website activities, or viewing webpages, including, but not limited to, IP address, website cookie information, and webpage request records;

6.3 Confidentiality: HumPool promises not to disclose non-public information such as user passwords, names, and mobile phone numbers to any third party without legal justification or prior user consent. However, user personal information may be disclosed in part or in full under statutory circumstances, such as user consent, legal requirements, or other disclosures in compliance with relevant laws and regulations.

7. Disclaimer of Liability and No Warranties

7.1 Limitation of Liability: In no event shall HumPool, its officers, directors, employees, agents, and all third-party service providers be liable for any direct, indirect, incidental, special, punitive, or consequential damages whatsoever. This includes damages resulting from:

7.1.1 The accuracy, completeness, or content of the HumPool site;

7.1.2 The accuracy, completeness, or content of any sites linked to HumPool;

7.1.3 Services found on HumPool or any linked sites;

7.1.4 Personal injury or property damage;

7.1.5 Third-party conduct;

7.1.6 Unauthorized access to or use of servers and/or content, personal information, financial information, or other data stored therein;

7.1.7 Interruption or cessation of services;

7.1.8 Viruses, worms, bugs, trojan horses, or similar factors transmitted to or from HumPool or linked sites;

7.1.9 Loss or damage incurred as a result of using HumPool or the services found on HumPool.

7.2 Service Interruptions: HumPool does not guarantee uninterrupted services or the timeliness and security of services. Users should employ industry-recognized anti-virus software to detect and remove viruses from files downloaded from HumPool’s website.

7.3 Information Accuracy: While HumPool strives to provide accurate and reliable information, it does not guarantee the accuracy, completeness, or reliability of any content or information obtained by users through its website.

7.4 Notices: Users acknowledge that official notices from HumPool will be delivered through formal web announcements, in-site messages, emails, customer service calls, SMS, or push notifications. HumPool shall not be liable for damages or losses caused by any information obtained through non-official channels.

7.5 No Warranties: HumPool makes no warranties, express or implied, regarding the services provided. This includes but is not limited to warranties of merchantability, fitness for a particular purpose, non-infringement, or the accuracy, reliability, or timeliness of the services.

8. Force Majeure

8.1 Event of Force Majeure: If HumPool is unable to perform its obligations under these Terms of Service due to events beyond its reasonable control, including but not limited to acts of God, strikes, lockouts, or other industrial disturbances, acts of public enemies, wars, blockades, insurrections, riots, earthquakes, storms, floods, or other natural disasters (“Event of Force Majeure”), HumPool shall not be considered in breach of these Terms of Service.

8.2 Consequences of Force Majeure: During the continuance of an Event of Force Majeure, HumPool’s obligations shall be suspended, and the time for performance of its obligations shall be extended for the duration of the Event of Force Majeure without liability.

9. Governing Law and Dispute Resolution

9.1 Applicable Law: These Terms of Service and any disputes arising out of or in connection with them shall be governed by and construed in accordance with the laws of the Republic of Singapore.

9.2 Dispute Resolution: Any dispute, controversy, or claim arising out of or relating to these Terms of Service, or the breach, termination, or invalidity thereof, shall be settled by arbitration in accordance with the Arbitration Rules of the Singapore International Arbitration Centre (SIAC) for the time being in force, which rules are deemed to be incorporated by reference in this clause. The seat of the arbitration shall be Singapore. The tribunal shall consist of one arbitrator. The language of the arbitration shall be English.